EXHIBIT 99.1

Westport Receives Nasdaq Notification Regarding Minimum Bid Price Compliance

VANCOUVER, British Columbia, Nov. 07, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the "Company") (TSX:WPRT / Nasdaq: WPRT) a global leader in low-emissions alternative fuel transportation technologies announced today that on November 3, 2022, it received written notice (“Notification”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying it that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (“Nasdaq Listing Rule”).

The Notification has no immediate impact on the listing of the Company’s common shares, which will continue to trade on the Nasdaq. In accordance with applicable Nasdaq procedures, the Company has a period of 180 calendar days, or until May 2, 2023, to regain compliance with the Nasdaq Listing Rule. To regain compliance, the Company's ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options to regain compliance with the Nasdaq Listing Rule. Such options may include, but are not limited to, implementing a consolidation reverse share split of its outstanding common shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

Westport’s business operations are not affected by the receipt of the Notification and the Company fully intends to resolve the deficiency and regain compliance with the Nasdaq Listing Rule. The Company's Shares are also listed on the TSX Exchange, and the Notification does not affect the Company's compliance status with such listing.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Forward Looking Information

This press release contains forward-looking statements, including statements regarding Westport's intentions regarding future compliance with Nasdaq Listing Rules and the implementation of related options. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to the trading price of our shares, our priorities, and available options regarding increasing the trading price and liquidity of or our shares, as well as other risk factors and assumptions that may affect our actual results, performance or achievements discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

Media Relations
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E: media@wfsinc.com